SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 10, 2020

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, June 10, 2020 regarding “Arun Bansal appointed Executive Vice President of Ericsson”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: June 10, 2020

PRESS RELEASE June 10, 2020

Arun Bansal appointed Executive Vice President of Ericsson

•	Bansal remains Head of Market Area Europe & Latin America and member of the Executive Team

•	Following the appointment, Ericsson will have two Executive Vice Presidents: Fredrik Jejdling as first EVP and Arun Bansal as second EVP

Ericsson’s (NASDAQ: ERIC) Board of Directors has appointed Arun Bansal Executive Vice President (EVP). Bansal is currently Senior Vice President and Head of Market Area Europe & Latin America, a position he will remain in. Fredrik Jejdling, currently Executive Vice President and Head of Business Area Networks, will remain in this position.

With the appointment of Arun Bansal, Ericsson will have two Executive Vice Presidents – one based in Sweden and one outside of Sweden, thus providing Ericsson with greater flexibility for Executive Vice President duties. Fredrik Jejdling will be the first EVP and Arun Bansal the second EVP.

Arun Bansal joined Ericsson in 1995 and is now head of a market area that spans over 110 countries across Europe and Latin America, a position he has held since 2017.

Börje Ekholm, President and CEO, says: “Arun Bansal plays an important role in driving our business engagement with customers in Ericsson’s market area spanning two continents. Arun has been a member of the Executive Team since 2015 and has vast international experience from long-term product development, strategy and market operations. Ericsson is a true international organization with employees all over the world and I am delighted that Arun’s appointment demonstrates our global leadership.”

NOTES TO EDITORS:

FOLLOW US:

1 (2)

PRESS RELEASE June 10, 2020

Subscribe to Ericsson press releases here.

Subscribe to the Ericsson Blog here.

www.twitter.com/ericsson

www.facebook.com/ericsson

www.linkedin.com/company/ericsson

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com

(+46 10 719 69 92)

investor.relations@ericsson.com

(+46 10 719 00 00)

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

2 (2)